UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

36117L107	000-53377
CUSIP Number	Commission File Number

NOTIFICATION OF LATE FILING

(Check One):    [___]   Form 10-K     [___] Form 11-K     [___] Form 20-F     [_X_] Form 10-Q    [___] Form N-SAR

For Period Ended:   June 30, 2018

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
     ☐ Transition Report on Form N-SAR

For the Transition Period Ended:_________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

FUTURELAND CORP
Full name of registrant:

Former name if applicable:

10901 Roosevelt Blvd, Suite 1000c
Address of principal executive office (Street and number):

St. Petersburg, FL 33716
City, state and zip code

EXPLANATORY NOTE

This extension was erroneously submitted by our filing agent as an NT 10K rather than an NT 10Q.

 PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. Pacific Ventures Group, Inc. (the "Company") was unable to file its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2018 (the "Report") without unreasonable effort or expense because the Company needs additional time to complete certain disclosures and analyses to be included in the Report. The Company intends to file the Report on or prior to the fifth calendar day following the prescribed due date or as soon as possible

PART IV
OTHER INFORMATION

(1)  Name  and  telephone  number  of  person  to  contact  in  regard  to  this notification

Cameron Cox	(727) 474-0221
(Name)	(Telephone Number)

 (2)  Have all other periodic  reports  required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter  period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).            [  X  ] Yes    [  ] No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?     [  ] Yes    [  X  ] No

If so: attach an explanation of the anticipated change, both narratively and

FUTURELAND CORP
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

FUTURELAND CORP

Date: August 15, 2018	By: /s/ Cameron Cox
Cameron Cox
Principle Executive Officer